Equitable America

Darin Smith

Vice President and

Associate General Counsel

(319) 573-2676

darin.smith@equitable.com

November 21, 2022

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange

Commission Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	Variable Account AA

Equitable Financial Life Insurance Company of America

Initial Registration Statement on Form N-4

File No. 333-266576

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the supplemental comments you provided with respect to the above-referenced filing for Equitable Financial Life Insurance Company of America (the “Company”).

The Company has made the revisions to the EQUI-VEST® Strategies (Series 202) Prospectus as requested. Please see the revised Statutory Prospectus filed herewith.

We would like to have EQUI-VEST® Strategies (Series 202) effective on or before December 16, 2022. We will file a Pre-Effective Amendment that will address any Staff comments to the prospectus. Also, we will provide any additional exhibits (including contract forms) that might be necessary.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at (319) 573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
Darin Smith